SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to File 13d-2(a)

                                 Amendment No. 1

                            ATX Communications, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   0021113106
                                   ----------
                                 (CUSIP Number)


                                Thomas J. Gravina
                            ATX Communications, Inc.
                                50 Monument Road
                              Bala Cynwyd, PA 19004
                                 (610) 668-3000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 1, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |_|

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CUSIP No. 0021113106                  13D/A                          Page 2 of 5
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1.   NAME OF REPORTING PERSON

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                                Thomas J. Gravina

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) |_|

                                                                         (b) |_|
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS:

                                      00 PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e):
                                                                             |_|
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                                  Pennsylvania
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   NUMBER OF          7.   SOLE VOTING POWER
    SHARES                 3,427,006
 BENEFICIALLY         ----------------------------------------------------------
   OWNED BY           8.   SHARED VOTING POWER
     EACH                  None
  REPORTING           ----------------------------------------------------------
    PERSON            9.   SOLE DISPOSITIVE POWER
     WITH                  3,427,006
                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER
                           None
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  4,396,975 (1)
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                             |_|
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    14.2% (2)
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14.  TYPE OF REPORTING PERSON

                                       IN
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--------
(1) Includes options to purchase 328,950 shares of common stock which are currently exercisable, options to purchase 638,550 shares of common stock which are not currently exercisable and 2,469 shares of common stock held by the Reporting Person's minor children. The Reporting Person disclaims beneficial ownership of the shares of common stock held by the Reporting Person's minor children, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purpose.

(2) Based upon 30,000,054 shares of common stock issued and outstanding, as reported by the Company in its proxy statement filed with the Securities and Exchange Commission on October 4, 2002.

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CUSIP No. 0021113106                  13D/A                          Page 3 of 5
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Item 1.      Security and Issuer.

     This Statement on Schedule 13D/A relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of ATX Communications, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 50 Monument Road, Bala Cynwyd, Pennsylvania, 19004.

Item 2.   Identity and Background.

          (a)  Thomas J. Gravina.

          (b) c/o ATX Communications, Inc., 50 Monument Road, Bala Cynwyd, Pennsylvania 19004.

          (c)  President and Chief Executive Officer of the Company.

          (d)  None.

          (e)  None.

          (f)  United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Prior to December 2001, the Reporting Person held Senior Unsecured Notes due September 29, 2003 (the "Notes") of CoreComm Limited ("Limited") and shares of Series B Senior Convertible Exchangeable Preferred Stock, par value $0.01 per share (the "Series B Preferred" and together with the Notes, the "Securities"), of Limited. Pursuant to an Exchange Agreement, dated December 14, 2001, by and among the Company, Limited and each of the security holders party thereto, the Reporting Person exchanged the Securities for 1,080,000 shares of Common Stock of the Company. Also in December 2001, the Reporting Person received 7,588 shares of Common Stock of the Company under agreements entered into to induce a holder of 6% Convertible Subordinated Notes due 2006 of Limited to sell the notes. On April 12, 2002 the Board of Directors of the Company declared a 3-for-1 stock dividend with respect to shares of Common Stock of the Company. On July 1, 2002, pursuant to the Company's exchange offer, as described in the prospectus filed by the Company with the Securities and Exchange Commission on February 8, 2002, the Reporting Person exchanged 6,000,000 shares of common stock of Limited for 154,242 shares of Common Stock of the Company and the Reporting Person's minor children exchanged a total of 32,000 shares of common stock of Limited for 2,469 shares of Common Stock of the Company. On July 3, 2002 the Reporting Person acquired 5,000 shares of Common Stock of the Company at a price per share of $3.10 and on July 5, 2002 the Reporting Person acquired 5,000 shares of Common Stock of the Company at a price per share of $2.50; the Reporting Person used personal funds to purchase these 10,000 shares of Common Stock of the Company in open market transaction on the NASDAQ National Market. Pursuant to an employment agreement between the Company and the Reporting Person dated July 31, 2002 and effective as of January 1, 2002 (the "Employment Agreement"), the Reporting Person received options to purchase 967,500 shares of Common Stock of the Company, 34% of which are currently exercisable.

Item 4.   Purpose of Transaction.

     None.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 4,396,975 shares of Common Stock, which includes options to purchase 328,950 shares of Common Stock which are currently exercisable, options to purchase 638,550 shares of Common Stock which are not currently exercisable and 2,469 shares of Common Stock held by the Reporting Person's minor children. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Reporting Person's minor children, and this report shall not be deemed an admission that the Reporting

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CUSIP No. 0021113106                  13D/A                          Page 4 of 5
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Person is the beneficial owner of the securities for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purpose. The 4,396,975 shares of Common Stock beneficially owned by the Reporting Person constitute 14.2% of the issued and outstanding Common Stock. This calculation is based upon 30,000,054 shares of Common Stock issued and outstanding, as reported by the Company in its proxy statement filed with the Securities and Exchange Commission on October 4, 2002.

     (b) The Reporting Person has the sole power to vote and to dispose of 3,427,006 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

     (c) Other than the transactions described in Item 3 of this Schedule 13D/A, there were no transactions by the Reporting Person during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Exchange Agreement, the Reporting Person is subject to certain restrictions regarding the disposition and voting of securities of the Company.

     Pursuant to the Employment Agreement, the Reporting Person was granted options to purchase 967,500 shares of Common Stock. Options to acquire 328,950 shares of Common Stock are currently exercisable and options to acquire an additional 319,275 shares of Common Stock will become exercisable on each of January 1, 2003 and January 1, 2004, subject to continued employment.

Item 7.   Material to be Filed as Exhibits.

     The Employment Agreement pursuant to which the Reporting Person received the options to purchase Common Stock has been filed as Exhibit 10.1 to the Company's Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2002.

     The Exchange Agreement has been filed as Exhibit 2.1 to the Company's registration statement on Form S-1, filed with the Securities and Exchange Commission on February 8, 2002.

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CUSIP No. 0021113106                  13D/A                          Page 5 of 5
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 14, 2002                                /s/ Thomas J. Gravina
                                                       -------------------------
                                                       Thomas J. Gravina